Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ELECTION OF INDEPENDENT DIRECTOR AND SHAREHOLDER

REPRESENTATIVE SUPERVISOR

AMENDMENTS TO THE PROCEDURAL RULES FOR THE

SUPERVISORY COMMITTEE MEETINGS

AND

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2014

A notice convening the Extraordinary General Meeting of China Life Insurance Company Limited to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Monday, 18 August 2014 at 10:00 a.m. is set out on pages 8 to 9 of this circular.

Whether or not you are able to attend the Extraordinary General Meeting, you are advised to read the notice of Extraordinary General Meeting and to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited; and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours before the time appointed for convening the Extraordinary General Meeting or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the Extraordinary General Meeting or at any adjourned meeting if you so wish.

If you intend to attend the Extraordinary General Meeting in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Monday, 28 July 2014.

3 July 2014

TABLE OF CONTENTS

Pages

DEFINITIONS	1

LETTER FROM THE BOARD	3

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2014	8

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in RMB

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board” or “Board of Directors”	the board of Directors of the Company

“CIRC”	the China Insurance Regulatory Commission

“CLIC”	(China Life Insurance (Group)

Company), a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited company incorporated in the PRC with limited liability

“Director(s)”	director(s) of the Company

“EGM” or “Extraordinary General Meeting”

the first extraordinary general meeting 2014 of the Company to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Monday, 18 August 2014 at 10:00 a.m.

“H Share(s)”	overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Director(s)” or “Independent Non-executive Director(s)”	independent non-executive Director(s) of the Company

“PRC” or “China”	the People’s Republic of China, excluding, for the purpose of this circular only, Hong Kong, Macau Special Administrative Region and Taiwan region

“RMB”	the lawful currency of the PRC

“Supervisor(s)”	supervisor(s) of the Company

“Supervisory Committee”	the supervisory committee of the Company

Note: If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

LETTER FROM THE BOARD

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

Board of Directors:

Chairman and Executive Director:

Mr. Yang Mingsheng

Vice Chairman and Non-executive Director:

Mr. Wan Feng

Executive Director:

Mr. Lin Dairen

Non-executive Directors:

Mr. Miao Jianmin, Mr. Zhang Xiangxian,

Mr. Wang Sidong

Independent Non-executive Directors:

Mr. Sun Changji, Mr. Bruce Douglas Moore,

Mr. Anthony Francis Neoh, Mr. Tang Jianbang

Office Address: 16 Financial Street Xicheng District Beijing 100033 PRC Place of business in Hong Kong: 25th Floor, C.L.I. Building 313 Hennessy Road, Wanchai Hong Kong

3 July 2014

To the shareholders

Dear Sir or Madam,

1.	INTRODUCTION

On behalf of the Board of Directors, I invite you to attend the EGM to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Monday, 18 August 2014 at 10:00 a.m.

The purpose of this circular is to provide you with the notice of the EGM and the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the EGM.

2.	ELECTION OF INDEPENDENT DIRECTOR

At the fifteenth meeting of the fourth session of the Board held on 30 June 2014, the Board considered and approved the proposal in relation to the nomination of Mr. Chang Tso Tung, Stephen as an Independent Director of the fourth session of the Board. The qualification of Mr. Chang as a Director is subject to approval by the CIRC.

Mr. Chang Tso Tung, Stephen, male, aged 65, served as the vice chairman of the Greater China Region of Ernst & Young, the managing partner for professional services and the chairman of auditing and consulting service of Ernst & Young until his retirement in 2004. From 2007 to 2013, Mr. Chang was an independent non-executive director of China Pacific Insurance (Group) Co., Ltd., a company listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange. Mr. Chang is currently an independent non-executive director of China Cinda Asset Management Co., Ltd. and Kerry Properties Limited, both of which are listed on the Hong Kong Stock Exchange. Mr. Chang has been practising as a certified public accountant in Hong Kong for around 30 years and has extensive experience in accounting, auditing and financial management. Mr. Chang holds a bachelor of science degree from the University of London, and is a fellow member of the Institute of Chartered Accountants in England and Wales.

Mr. Chang will enter into a service contract with the Company and his term of office shall be effective on the date of approval by the CIRC and end on the expiry of the term of the fourth session of the Board in 2015. Mr. Chang’s remuneration will be determined by the Board with reference to his duties and responsibilities and subject to approval at the shareholders’ general meeting.

Save as disclosed above, Mr. Chang has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Chang does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Further, there is nothing in respect of the election of Mr. Chang which needs to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules nor is there anything which needs to be brought to the attention of the shareholders of the Company.

The Board considers that Mr. Chang as the proposed Independent Director possesses the basic knowledge of operations of listed companies, is familiar with the relevant laws, administrative regulations, departmental rules and other regulatory documents and has over five years of working experience in law, economics, finance, management or other experiences necessary for serving as an Independent Director. Moreover, Mr. Chang has confirmed his independence pursuant to Rule 3.13 of the Hong Kong Listing Rules. The Board also considers that Mr. Chang meets the independence guidelines set out in Rule 3.13 of the Hong Kong Listing Rules and is independent in accordance with the terms of the guidelines.

3.	ELECTION OF SHAREHOLDER REPRESENTATIVE SUPERVISOR

At the twelfth meeting of the fourth session of the Supervisory Committee held on 30 June 2014, the Supervisory Committee considered and approved the proposal in relation to the nomination of Ms. Xiong Junhong as a Shareholder Representative Supervisor of the fourth session of the Supervisory Committee. The qualification of Ms. Xiong as a Supervisor is subject to approval by the CIRC.

Ms. Xiong Junhong, female, aged 45, is a senior economist with a PhD in finance from Nankai University. From July 1993 to August 2003, Ms. Xiong worked at the Banking Department and Trust Department of China People’s Insurance Trust and Investment Company, and at the Investment Department and Assets Management Department of China Life Insurance Company. Ms. Xiong served as the director of the Assets Management Department of CLIC from September 2003, the senior manager of the Strategic Planning Department of CLIC from August 2006, the assistant to the general manager of the Strategic Planning Department of CLIC from September 2008, the assistant to the general manager (equivalent to the level of departmental deputy general manager of CLIC) of the Hebei Branch of the Company from December 2010, and the deputy general manager of the Strategic Planning Department of CLIC from June 2013. Ms. Xiong has many years of experience in strategic management and investment study, and has extensive experience in assets preservation, risk management, management of retained assets, investment study and strategic planning.

Ms. Xiong will enter into a service contract with the Company and her term of office shall be effective on the date of approval by the CIRC and end on the expiry of the term of the fourth session of the Supervisory Committee in 2015. Ms. Xiong will not receive any remuneration from the Company.

Save as disclosed above, Ms. Xiong has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any directors, senior management or substantial or controlling shareholders of the Company. Ms. Xiong does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Further, there is nothing in respect of the election of Ms. Xiong which needs to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules nor is there anything which needs to be brought to the attention of the shareholders of the Company.

4.	AMENDMENTS TO THE PROCEDURAL RULES FOR THE SUPERVISORY COMMITTEE MEETINGS

For the purpose of consistency with Article 168 of the Articles of Association in respect of the composition of the Supervisory Committee, the Supervisory Committee put forward to the shareholders’ general meeting to consider and approve the following proposed amendments to the Procedural Rules for the Supervisory Committee Meetings, and to authorize the Chairperson of the Supervisory Committee or his/her attorney(s) to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time.

Article 4 of the Procedural Rules shall be amended to read as:

“Article 4

Supervisory Committee shall comprise Supervisors who represent the shareholders and Supervisors who represent the employees. The number of Supervisors who are employee representatives shall not be less than one-third of the members of the Supervisory Committee. Supervisors who are shareholder representatives shall be elected and dismissed by the shareholders’ general meeting, and Supervisors who are employee representatives shall be elected and dismissed by the employees of the Company.”

5.	THE EGM

The notice of EGM is set out on pages 8 to 9 of this circular. At the EGM, ordinary resolutions will be proposed to consider and approve the election of Independent Director and Shareholder Representative Supervisor, and a special resolution will be proposed to consider and approve the proposed amendments to the Procedural Rules for the Supervisory Committee Meetings.

The proxy form and the reply slip of the EGM are enclosed.

If you intend to appoint a proxy to attend the EGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited; and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours before the time stipulated for convening the EGM or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the EGM or at any adjourned meeting if you so wish.

If you intend to attend the EGM in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Monday, 28 July 2014.

6.	VOTING BY POLL

According to Rule 13.39(4) of the Hong Kong Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the EGM will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the EGM.

7.	RECOMMENDATION

The Board considers that all the resolutions proposed for consideration and approval by the shareholders at the EGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders of the Company to vote in favour of all the proposed resolutions at the EGM.

Yours faithfully, Yang Mingsheng Chairman

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2014

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2014

NOTICE IS HEREBY GIVEN that the First Extraordinary General Meeting 2014 of China Life Insurance Company Limited (the “Company”) will be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Monday, 18 August 2014 at 10:00 a.m. (the “EGM”), for the following purposes:

ORDINARY RESOLUTIONS

1.	To consider and approve the election of Mr. Chang Tso Tung, Stephen as an Independent Director of the fourth session of the Board of Directors of the Company.

2.	To consider and approve the election of Ms. Xiong Junhong as a Shareholder Representative Supervisor of the fourth session of the Supervisory Committee of the Company.

SPECIAL RESOLUTION

3.

To consider and approve the proposed amendments to the Procedural Rules for the Supervisory Committee Meetings, the full text of which is set out in the circular of the Company dated 3 July 2014, and to authorize the Chairperson of the Supervisory Committee or his/her attorney(s) to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time.

By Order of the Board Heng Victor Ja Wei Company Secretary

3	July 2014

As at the date of this notice, the Board of Directors of the Company comprises Chairman and Executive Director Yang Mingsheng, Vice Chairman and Non-executive Director Wan Feng, Executive Director Lin Dairen, Non-executive Directors Miao Jianmin, Zhang Xiangxian and Wang Sidong, and Independent Non-executive Directors Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh and Tang Jianbang.

Notes:

1.	ELIGIBILITY FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Extraordinary General Meeting from Saturday, 19 July 2014 to Monday, 18 August 2014 (both days inclusive), during which period no transfer of H shares will be registered. In order to attend the Extraordinary General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 18 July 2014.

The Company will announce separately on the Shanghai Stock Exchange details of A Share shareholders’ eligibility for attending the Extraordinary General Meeting.

2.	PROXY

(1)

Each shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2)

The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other documents of authorization must be notarized.

To be valid, for holders of H Shares, the proxy form and notarized power of attorney or other documents of authorization must be delivered to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time appointed for the Extraordinary General Meeting (the proxy form for use at the Extraordinary General Meeting is attached herewith).

3.	REGISTRATION PROCEDURES FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING

(1)

A shareholder or his proxy should produce proof of identity when attending the Extraordinary General Meeting. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

(2)

Shareholders of the Company intending to attend the Extraordinary General Meeting in person or by their proxies should return the reply slip for attending the Extraordinary General Meeting in person, by post or by fax to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Monday, 28 July 2014.

4.	VOTING BY POLL

According to Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the Extraordinary General Meeting will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the Extraordinary General Meeting.

5.	MISCELLANEOUS

(1)	The Extraordinary General Meeting is expected to be held for less than half a day. Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

(2)	The office address of the Company is: 16 Financial Street, Xicheng District, Beijing, the People’s Republic of China.

Postal code Contact office Telephone No. Facsimile No.	: 100033 : Board Secretariat : 86 (10) 6363 2963 : 86 (10) 6657 5112